UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 24, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

23 January 2012

Novo Nordisk A/S – Share repurchase programme

On 2 November 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.8 billion in the period from 2 November 2011 to 31 January 2012.

Since the announcement as of 16 January 2012, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	3,471,139		2,196,410,527
16 January 2012	70,000	686.23	48,036,100
17 January 2012	70,000	693.04	48,512,800
18 January 2012	70,000	691.64	48,414,800
19 January 2012	70,000	692.54	48,477,800
20 January 2012	75,000	688.31	51,623,003
Accumulated under the programme	3,826,139		2,441,475,029

Company Announcement no 5 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

With the transactions stated above, Novo Nordisk owns a total of 25,486,325 treasury shares, corresponding to 4.4% of the share capital. The total amount of shares in the company is 580,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 12.0 billion during 2011 and January 2012. As of 20 January 2012, Novo Nordisk has repurchased a total of 19,307,344 B shares equal to a transaction value of DKK 11,651,533,666.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,500 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Anne Margrethe Hauge Tel: (+45) 4442 3450 amhg@novonordisk.com	Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Frank Daniel Mersebach Tel: (+45) 4442 0604 fdni@novonordisk.com

Lars Borup Jacobsen Tel: (+45) 3075 3479 lbpj@novonordisk.com

In North America:
Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com	Jannick Lindegaard Tel: (+1) 609 786 4575 jlis@novonordisk.com

Company Announcement no 5 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 24, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer